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                                                               EXHIBIT 20
News Release
California Public Utilities Commission
107 S. Broadway, Rm 5109
Los Angeles, California 90012-4402


CONTACT:  Dianne Dienstein               May 24, 1995   CPUC - 537
          415-703-2423                   (R.94-04-031/I94-04-032)

           CPUC OFFERS ELECTRIC RESTRUCTURING PROPOSALS FOR COMMENT

    California Public Utilities Commission (CPUC) President Daniel Wm. Fessler and Commissioners P. Gregory Conlon and Henry M. Duque today proposed to restructure California's electric industry by virtual direct access through a voluntary wholesale pool with retail competition through physical, bilateral contracts not sooner than two years after the pool begins. Commissioner Jessie J. Knight, Jr. offered an alternative proposing consumer choice through direct access whereby consumers can enter directly into individual agreements with power producers. Fessler and Knight are coassigned commissioners for this proceeding.

    The Commission will work with the Legislature, Governor, other western jurisdictions, and Federal Energy Regulatory Commission (FERC) to facilitate restructuring.

    The proposals cap an effort the Commission began in April 1992 to assess the changing electric services industry, and in April 1994 with an initial proposal to restructure the industry to give customers choice among competing generation providers and replace cost-of-service regulation with performance-based regulation.

    Parties must file written comments by July 24 and reply comments by August 23. The Commission will schedule Full Panel Hearings in a future ruling. The Commission will issue, no sooner than 90 days from today, its final policy decision with a schedule of steps for implementation.

    Competition is shaping a dynamic electric industry where large buyers can generate their own power, and/or negotiate price contracts for power with utilities and non-utility suppliers. Californians pay an average of
10.28 cents/kWh of electricity, almost 50 percent higher than the national average.

    The Commission seeks to restructure the industry to take advantage of and foster competition to lower electric rates for all customer classes, and replace traditional cost-of-service utility regulation with performance-based regulation.

    The Commission reaffirms its regulatory commitment to continued safe, reliable, environmentally sensitive electric service available to all consumers in a restructured industry. It also intends implementing restructuring in a manner that honors past commitments, provides utilities with the opportunity to earn a fair profit, and does not compromise utility financial integrity.

THE MAJORITY VIEW (Commissioners Fessler, Conlon, and Duque)
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    The majority prefers a policy that would use competition through a wholesale power pool with virtual direct access to lower rates for all consumers. The pool is expected to begin not later than 1/1/97. After two years, if jurisdictional and market power issues are resolved and transition cost recovery mechanisms are in place, retail consumers would be able to buy electricity directly from specific generators. The CPUC would use performance-based ratemaking for services not subject to competition.
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CPUC ELECTRIC RESTRUCTURING PROPOSALS FOR COMMENT
    While Commissioners favor a system like that operating in England and Wales, that system has been criticized for an inherent flaw of market domination by two large generation companies, limiting competition and producing high prices in the "horizontal" market. One option for addressing such market power leads the Commission to seek comment upon corporate separation or divestiture of a portion or all of utility generation assets into smaller generating firms, none of which can dominate the market. The Commission also solicits additional suggestions for addressing market power, including whether potential remedies need to be in place before the pool begins to operate or whether they should be developed after and if market dominance occurs.

    In order to address vertical market power, pool participants would transfer operation of their transmission assets to an independent system operator subject to FERC jurisdiction. Commissioners commit the CPUC to "cooperative federalism" with the FERC to resolve federal-state jurisdictional issues, and suggest this proposed structure would be useful in solving difficulties in valuing uneconomic assets/costs. Transmission and distribution assets may be reorganized into separate wholly-owned affiliates to better avoid self-dealing issues for transmission entities, and jurisdictional issues for distribution entities.

    Pacific Gas & Electric, Southern California Edison, and San Diego Gas & Electric, with formal CPUC support, would seek FERC approval to establish the wholesale pool to function as an independent system operator. They would transfer operating control of their transmission assets to that operator. All other power suppliers including municipal utilities, power marketing agencies, independent power producers, and out-of-state generators would be invited to participate through sales or purchases and would be given nondiscriminatory access to transmission services.

    The independent system operator will ensure the most efficient mix of power plants and network facilities are in use at any given time, coordinate planning and operating activities among electric suppliers and users, determine which bids best match supply and demand, maintain system reliability, manage emergency responses, reserves and grid congestion, and be responsible for providing backup services to avoid disruption of service throughout the network. System reliability would be governed by NERC and WSCC standards.

    Under the wholesale pool with virtual direct access, the cost of generation is determined by an economically efficient auction conducted by the independent pool system operator in real time and revealed to the market each day. In this way, it works much like the New York Stock Exchange.

    All successful bidders into the pool - those who bid to supply electricity at the lowest price - would receive a uniform market clearing price. A utility purchasing electricity from the pool would pay that price, and will face minimal CPUC review of its procurement activities. Utilities would have to purchase generation resources from this competitive market and this will lower prices and give better price signals in the near term to all market participants than retail, physical contracts. Utilities would continue to distribute electricity to end users under CPUC rate-setting jurisdiction.

    Customers would be given a choice of a rate scheme which reflects real time pricing or one which averages the cost of electricity multiplied by the monthly consumption. This will require the phase-in of real-time metering over the next six years. Virtual direct access allows consumers
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CPUC ELECTRIC RESTRUCTURING PROPOSALS FOR COMMENT
with real-time meters to better control their energy use and the price they pay. Such meters allow them to track their energy use hour-by-hour. Combined with the publicly available price information from the pool, customers can tell what their hourly energy costs and usage are and adjust accordingly. Virtual direct access also allows customers to lock in energy prices through financial contracts (contracts for differences) with energy producers, marketers, or brokers. Thus, customers are allowed to control their overall energy costs by constructing a portfolio of short-term energy purchases from the pool, long-term fixed price purchases through financial contracts and appropriate energy conservation and load-shifting.

    As Commissioners see it, "Over time, the price conscious market will exert downward pressure on prices as it rewards cost containment, operating efficiencies and the adoption of enhanced technologies. A customer of any class can follow this market by noting daily quotations for each hour and half hour reported in news media as well as by finding the electricity component clearly defined on the utility bill."

    Because demand for electricity varies throughout a day, the pool reveals the true cost of electricity as it is used, and customers can better manage their use through shifting to a time of day when rates are lower or improving their energy efficiency. The result, according to Commissioners, is a fourfold benefit for any individual consumer who is able to reduce costs by shifting load [demand], for the society at large which defers the demand for new generation, for investors in existing plant and equipment who see it put to more productive use, and for individual customers who can arrange for financial contracts with generators for long-term fixed prices if they desire.

    Commissioners acknowledge that in the short term, virtual direct access would be limited by access to real time meters to monitor electricity use, and suggest a meter implementation schedule based on a customer's maximum demand: 500 kW (already installed), 400 kW - one year after the pool begins, 300 kW - two years after the pool begins, 200 kW - three years after the pool begins, 100 kW - four years after the pool begins, 50 kW - five years after the pool begins, below 50 kW - six years after the pool begins. Customers can opt to install real time meters sooner.

    For utility assets subject to competition, compensation either to shareholders, if negative, or ratepayers, if positive, would be based on the difference between market value and book value. Transition cost compensation - the cost of paying off utility assets which become uneconomic in a competitive environment - would be separate on customer bills from energy pricing through the pool mechanism. Positioning utilities as the distribution provider for all customer classes ensures that cost shifting between customer classes does not occur and that each class will pay a fair share of the costs of transitioning to a more competitive market. No transition cost compensation would occur until the pool begins to operate. Nuclear power plants will receive enough revenue through a transition charge to ensure a fair return. Contracts with independent power producers will not be disrupted.

    Commissioners will work with the Legislature to explore other ways to improve, deliver and fund mandated low income, economic development, environmental, and diverse energy source programs. In the interim, the programs would continue as they are with the costs for each distinctly identified on customer bills.

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CPUC ELECTRIC RESTRUCTURING PROPOSALS FOR COMMENT
AN ALTERNATIVE VIEW (Commissioner Knight)
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    Commissioner Jessie J. Knight, Jr. offered an alternative proposal to streamline regulation and grant consumer choice through direct access by relying on direct, principal-to-principal arrangements between buyers and sellers of electricity. Knight stands by his proposal, stating, "I remain convinced that the views expressed in this proposal will be embraced by a majority of Californians' who want lower cost electric service."

    Commissioner Knight's proposal would grant California's electric consumers the option of purchasing electric and other services from a provider other than the utility, in much the same way that consumers of telecommunications service select long distance telephone service, yet calls are completed by the local utility. Under this alternative, all consumers would have access to the benefits of a more competitive industry in a manner that maintains reliability, service, and safety. This proposal offers as well a reformed regulatory approach which rewards utility management and employees for efficiency and performance, not dollars spent.

    This proposal adheres to two strict guidelines: first, there will be no cost shifting among consumers, and second, rates will not rise in the transition to a more competitive market. Knight states, "The forces of competition are well underway in this industry. Those forces and consumer through direct access cannot be quarantined. They must be tapped for the benefit of California's consumers and its economy."

    Beginning in two years, consumers would have access to the competitive market for generation and other services. This proposal builds on commercial arrangements and market mechanisms already in place to ensure the reliable delivery of power over the transmission and distribution network. It specifically rejects subjecting California to the substantial risks of a centralized, government-mandated market structure in which all buyers and sellers are forced to participate.

    The direct access model allows consumers to choose to remain with the utility, to tap the competitive market through direct access, to participate voluntarily in power pools, or to elect any other market mechanism to ensure delivery of power. Consumers electing to enter the competitive market are termed direct access consumers. Consumers electing to remain with the utility are termed utility service consumers.

    To ensure a fair and competitive market for generation and other services, and to accurately determine transition costs, the utilities would separate power plants from transmission, distribution and other assets, using approaches that promote shareholder indifference. This could occur through an auction, a "spinoff" to shareholders, or some combination, allowing the value for the utilities' power plants to be set by the market, not by government forecasting and regulatory processes.
The remaining utility, or Electric Distribution Company (EDC), would procure power for its consumers in the open market for electricity. Utilities would have two years to complete their reorganizations. The EDC would continue to honor existing contracts to purchase power from independent generators and would be fully compensated for any above-market cost of this power.

    In addition, to ensure a safe and reliable network that treats all buyers and sellers equally, the proposal establishes an independent system coordinator or "OPCO" to provide the coordination and reliability services necessary to sustain the flow of electrons, and do so in a way that neither advantages not disadvantages any participant in the market.
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CPUC ELECTRIC RESTRUCTURING PROPOSALS FOR COMMENT
    Many utility assets, including some contracts and power plants, are not economic in today's market. This proposal would promote shareholder indifference by allowing the utilities to recover costs associated with these assets in the transition to a more competitive market. For utility-owned power plants, utilities may recover 90 percent of the uneconomic portion of their generating assets. The remaining 10 percent of the uneconomic portion of utility generating assets would be returned to ratepayers in lower rates. The costs associated with uneconomic contracts for power purchased from independent power providers is fully recovered, as are the costs associated with existing balances in regulatory accounts. These uneconomic utility assets and obligations are included in rates today, but in the future would be separately identified on all consumers' bills as a Competition Transition Charge, or CTC.

    This proposal would maintain a reasonable opportunity to earn for utility shareholders and a fair opportunity to compete in a restructured industry. The utility would enjoy, through performance ratemaking, an opportunity to earn based on successful management; the utility would not be at risk for the costs of the transition; and the utility would have the opportunity to compete to serve consumers as an effective and successful "portfolio manager."

    The Electric Distribution Company retains the obligation to serve all utility service consumers, and retains the obligation to transmit power to direct access consumers. However, the obligation to serve is substantially modified for direct access consumers. Direct access consumers wishing to return to the EDC for service will no longer enjoy the protection of regulated, tariffed rates.

    This proposal's approach to continued funding for public purpose, energy efficiency, and environmental programs is similar to that proposed by the other Commissioners. In the near term, these programs continue at their current funding levels through current funding mechanisms. However, unlike the current practice, the cost of these public purpose programs would be stated explicitly on each customer's bill.

    For the longer term, the direct access proposal recognizes that in order to sustain these programs in a more competitive market, their funding mechanisms must be altered. This proposal offers for the Legislature's consideration recommendations on how to ensure continued funding for these programs. In addition, this alternative recommends for consideration by the Governor and Legislature the formation of a broad-based task force composed of interested stakeholders. The task force would design ways to fund these programs in the future. The programs under discussion include low income rate discounts, special economic development rates, research and development programs, energy conservation programs, special utility procurement programs to ensure a diverse energy supply, and many others.

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BACKGROUND
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    These proposals result from six days of Commission Full Panel Hearings over the course of a year, comments by 140 parties and hundreds of individuals participating in 16 Public Participation Hearings statewide or responding to parties' comments and transcripts available to them via the Internet and broadcasts of the hearings on the California Channel.
The proposals also reflect information obtained from evidentiary hearings
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CPUC ELECTRIC RESTRUCTURING PROPOSALS FOR COMMENT
on issues related to uneconomic assets, dialogue with other state and federal agencies and legislators on cooperative solutions to jurisdictional issues, dialogues with other nations which have restructured their electric industry, and recommendations of the Working Group Report on how to continue public purpose programs under various market models.


HOW TO OBTAIN THE PROPOSALS
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1.  Internet access either through gopher.cpuc.ca.gov or ftp.cpuc.ca.gov.

2. Call 415-703-2045. After the recording, state you want the proposals on electric restructuring, docket R.94-04-031, issued on May 24. You will receive the proposals and a bill for the cost of reproducing them at 20 cents/page.